TITAN TRADING ANALYTICS INC.
200 – 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 681-7600
Facsimile: (604) 681-7622

August 6, 2003	Trading Symbol: TTA

NEWS RELEASE

Titan Trading Analytics Inc. (TITAF – OTCBB; TTA-TSXV) is pleased to announce that it has successfully completed the initial test phase of its automated trading software and that larger scale trading activities have begun.

Over the past two months, the initial version of the trading system has been tested and exercised with well over a thousand live trades of 100 shares per trade. Many software improvements have been made during this period to improve the performance and reliability.

Recent testing confirms that the latest software is now working as intended and that it can consistently identify and execute trades in real-world conditions. Based on these findings, Titan has started to trade in larger quantities. On July 31, 2003, the system issued 308 trading orders, traded 84,100 shares and executed a total of $2.95 million worth of stock. This marks a new high in trading volume for the system.

The trading system logic has rules to handle a variety of entry techniques. It can follow long or short trends, trade short against resistance and buy at support levels. The recent focus has been on day trading, but a position-trading model that will hold stocks and futures overnight for up to several weeks is also nearing completion.

The Titan automated trading system is proprietary software technology that combines trading entry and trade management software with fully automated order execution software. The execution software, call the Titan Order Execution System, or TOES™, is separable from Titan’s trading logic and can be interfaced to a wide variety of proprietary trading techniques. Titan plans to offer TOES™ to client trading firms in the near future and is presently in discussions with a number of New York trading firms to supply a version of TOES™ for their own proprietary trading.

For further information, contact Michael Gossland at (250) 756-3970 or visit http://www.titantrading.com.

TITAN TRADING ANALYTICS INC.

per: “Dr. Ken Powell”
Dr. Ken Powell, President

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